Exhibit 99.1

Materialise and Ditto Join Forces to Advance Digital Technologies in the Eyewear Industry

Materialise Announces Strategic Investment in Ditto

September 21, 2020 07:10 AM Eastern Daylight Time

LEUVEN, Belgium & OAKLAND, Calif.—(BUSINESS WIRE)—Materialise NV (Nasdaq:MTLS), a global leader in 3D printing solutions, today announced that it has made a strategic investment in Ditto, a developer of virtual eyewear try-on platforms. In addition, the two companies will collaborate to advance the digital transformation in the eyewear industry and support the creation of new and personalized shopping experiences.

The introduction of advanced digital technologies in the eyewear industry is creating new opportunities, including the possibility to offer personalized frame recommendations and virtual try-on solutions. As part of an end-to-end digital platform, frames can also be 3D printed. 3D printing supports the creation of unique and personalized designs, reduces stock risks and enables a more sustainable manufacturing process.

Ditto partners with retailers, brands and eye care professionals to create personalized shopping experiences for eyewear customers. Ditto’s platform captures a precise map of each customer’s face and their personal style preferences to make insightful recommendations, determine precise fit and style, and visualize it all with vivid realism. In the process, their clients gain a deeper understanding of each customer that opens up new opportunities to better serve them across channels.

“Our collaboration with Materialise will help us deliver on our goal of making eyewear more personal. The shift towards eCommerce, digitally enabled smart stores, and digital manufacturing is inevitable,” says Kate Doerksen, Ditto’s CEO and Cofounder. “We are excited to bring combined solutions to our clients to create a differentiated, personalized customer experience and product offering.”

3D printing is transforming the eyewear industry by making it possible to cost-effectively mass-manufacture entirely individualized products. The digital manufacturing technology also makes it possible to shift from inventory-focused production to a more customer-centric approach. Materialise has three decades of 3D printing experience and has pioneered the fast transformation of the hearing aid industry. The company is now using its expertise to transform the eyewear industry by creating a digital manufacturing platform.

“3D printing holds the potential to transform industries by making it possible to create unique designs, manufacture in small batches and offer levels of personalization never seen before. With three decades of 3D printing experience, Materialise is ideally positioned to drive these industry transformations”, says Alireza Parandian, Global head of business strategy for wearables at Materialise. “Our collaboration with Ditto confirms our commitment to create an end-to-end digital platform for the eyewear industry.”

Materialise will provide more details about the transaction during its Q3 earnings call.

About Ditto

Ditto is the leading eyewear recommendation and virtual try-on technology platform for forward-looking retailers, brands and eye care professionals globally. Based in Oakland, California, Ditto brings advanced technologies like AI-based personalization and AR visualizations to the eyewear industry. Ditto aims to make eyewear personal and accessible for everyone. For additional information, please visit: www.ditto.com

About Materialise

Materialise incorporates three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, the expected solutions and benefits from collaboration between Materialise and Ditto. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. Materialise cautions you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond Materialise’s control that may cause Materialise’s actual results to differ materially from its expectations. Materialise is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless Materialise has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Contacts

Press contact:

Kristof Sehmke

Email: Kristof.sehmke@materialise.be

Or press@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com

Investor Relations

LHA

Harriet Fried

Tel: 212.838.3777

hfried@lhai.com